

BALA ENZYME

Doctor-formulated inflammation relief with turmeric and all-natural ingredients

OVERVIEW   DETAILS   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1. 2M packets sold to 100K+ happy customers

2. $1.5M+ in cumulative revenue with Amazon sales up 69% year-over-year

3. Founded by Harvard-trained doctors, backed by CPG experts of Vita Coco, Vitamin Water, and Coca-Cola

4	4.5/5 stars on Amazon
5	Outstanding 68% 12-month retention rate - 2.2X+ the industry average.
6	On track to $35M+ revenue by expanding from 2,000 to 20,000 stores by 2029 (not guaranteed)
7	Hot acquisition space with multiple $B-exits - Poppi, Ghost, and Alani Nu
8	In review with major retailers Kroger, Target, Publix, and Whole Foods Market

Featured Investors

 **Ken Sadowsky** in   Follow

Board member, Vita Coco ($1.7B beverage company, NASDAQ:COCO) and Senior Beverage Advisor to Verlinvest ($2B family fund for the InBev family).

"After 25+ years in the industry, with many years spent as an early distributor for brands like Snapple, Vita Coco, Red Bull, and Monster, I know a winner when I see one. I believe Bala has a real shot at creating a household brand and I'm happy to back their endeavour."

 **Jeff Rubenstein** in   Follow

Chief Growth Officer, Poppi (recent $1.95B exit to Pepsico)

"I've had a front-row seat to the rise of some iconic breakout beverage brands — from Vita Coco to Health-Ade. What sets Bala apart is their science-first approach to functional hydration. It's rare to find a brand thats effective, clean, and ready to scale. Proud to be part of their journey!"

 **Chardae Nashae Edoror**
Invested $15,000

Follow

"I chose to invest in Bala Enzyme because the product delivers real, noticeable benefits and quickly. After trying it myself, I experienced a meaningful improvement in hydration and recovery, all powered by clean, natural ingredients. It was clear this wasn't just another wellness drink. Then I had the opportunity to meet the founders. Their medical backgrounds, commitment to performance, and vision for redefining wellness truly stood out. Bala is innovative, science-driven, and positioned for meaningful impact. I'm proud to be part of their journey."

Team

 **Arash Aftabi** CEO & Founder

Scientific Operator. Ran dental practice with 8 FTE & $2M annual revenue. Led clinical study demonstrating anti-inflammatory effect of plant-enzymes. Published in Journal of Periodontology. UC Irvine BS. Boston University DMD & Periodontology Postdoc.

 **Farnoush Fadavi** President & Founder

Product visionary. Built one of the premier dental practices in Southern CA: 40,000+ clinical cases with integrated plant-based enzyme therapy. Harvard University BS. Tufts University DMD. Boston University Endodontics Postdoc.

Memo

? Why Bala Enzyme?


Bala
triple enzyme activation

Bala Enzyme is the first doctor-formulated drink mix that combats both inflammation and dehydration using zero sugar and no artificial ingredients.

And the company is already making waves - with 2,000,000 packets sold, 100,000+ satisfied customers, $1.5M in cumulative sales, and an Amazon business growing rapidly at 69% year-over-year, Bala Enzyme is making a dent in the functional hydration market.

By combining the natural and potent anti-inflammatory properties of certain plant enzymes, they've created a proprietary formula (EnzymX Recovery Accelerator® - patent pending) that is deeply rooted in science with demonstrated results for providing relief and recovery.

Founded by two doctors who have committed their careers to helping others heal, and backed by a team of CPG experts with multiple successful exits, Bala is uniquely positioned to disrupt the $180B functional

hydration market.

🧪 How it all started

From our Founder & President, Dr. Farnoush Fadavi

I never imagined my career would change in an instant. During a routine procedure, I tripped on a cord and fell — shattering my shoulder, fracturing my hip, and bringing my life as a dental surgeon to a sudden stop.

Recovery was brutal. Six hours of surgery and months of inflammation, yet I couldn't take traditional painkillers due to a lifelong sensitivity to medication. Even simple movements felt monumental.



But in that darkness came a turning point. Years earlier, Arash and I had researched plant-based enzymes and seen their healing power in thousands of our dental patients. Now, those same enzymes became

thousands of our dental patients. Now, those same enzymes became essential to my own recovery — when nothing else worked, they did.

That experience changed me. I wasn't just a doctor treating pain — I had lived it. And it inspired us to create Bala Enzyme — not just for those facing post-surgery recovery, but for anyone facing inflammation, stress, or fatigue.

Bala is more than a wellness drink — it's a natural, science-backed way to move better, feel better, and live fully.

> Whether you're an athlete, a parent, or simply someone who wants to feel good in their body, Bala helps you show up as your best self — every single day.



Chronic inflammation and dehydration: a growing health epidemic affecting 150M+ Americans

Whether we're rushing between meetings, caring for family members, or just trying to keep up with life's daily demands, proper hydration is too often neglected, but the consequences of being dehydrated go far beyond

just feeling thirsty.



More than **150M Americans suffer** from chronic inflammation and dehydration

Negative aspects of modern life; stress, inactivity, and processed foods and drinks, are fueling this trend, causing millions of Americans to experience the debilitating effects that come with chronic inflammation and dehydration.

Meet Bala: The all-natural, science-based formula for fighting inflammation and dehydration

The Bala recipe contains powerful plant-based properties derived from

Papain
from papaya

Curcumin



from turmeric

Bromelain
from pineapple

We created Bala to solve a problem we saw every day at our dental clinic - people struggling with chronic inflammation and dehydration, and reaching for quick fixes that only masked the symptoms. Drawing on decades of clinical experience and enzyme research, we developed a solution that combats both inflammation and dehydration at the same time. Powered by plant-based ingredients like bromelain, papain, curcumin, amino acids, and electrolytes — Bala helps people recover faster, move better, and feel their best, naturally.

🏆 Great-tasting recovery: Turmeric, plant-based enzymes, and electrolytes - zero sugar

What makes Bala unique is how it simultaneously addresses inflammation and dehydration – no other product in the market does this. The taste is refreshing and clean, with no artificial aftertaste, thanks to our doctor-formulated drink mix.



This uniqueness is captured in our patent-pending EnzymX Recovery Accelerator® – a proprietary formula that combines potent plant-based enzymes with essential electrolytes and amino acids for rapid and effective results.

Our proprietary EnzymX Recovery Accelerator formula combines:

Bromelain

Papain

Turmeric

+

Sodium

Potassium

Magnesium

+

Lysine

Glutamine

Tyrosine

+many more

Anti-Inflammatory Powerhouse Blend

Electrolytes

Amino Acids

Supports



Joint & muscle recovery



Muscle repair & endurance



Builds gut & immune health



Rapid hydration



Balanced energy & fluids



Reduced fatigue

★ **People love Bala: 4.5/5.0 stars with an outstanding 68% retention rate**







⭐⭐⭐⭐⭐

Life Changing

I purchased this product because I don't drink enough water and always feel dehydrated. I am the business manager of a real estate brokerage, therefore, I am on the phone nonstop. This makes it difficult to drink enough water consistently throughout the day. I saw an add for Bala and took a chance. I will be a customer for life now. I actually drink mine in the evening, when I am taking my nightly supplements. It tastes great. I wake up feeling hydrated and good to go. It has also helped with achy joints in the morning. No more Gatorade full of unhealthy chemicals!

Jaimee J.

Jun 6, 2024



⭐⭐⭐⭐⭐

Amazing

These packets make my body want to do a happy dance. The taste and vibrant color look and taste so good. Highly recommend ! 💯

Janet L.

Jul 4, 2024



⭐⭐⭐⭐⭐

I work for kroger grocery I'm on my feet all day long by the time I'm done my feet and calves are killing

Jun 3, 2024


Bala
Rehydrate. Recover. Relieve.
RMERIC + BROMELAIN + PAPAIN
triple enzyme hydration
VARIETY PACK

★★★★★

Super Yummy

makes me feel like I am doing something healthy for my body and this drink is sooo delicious

---

Rosemary C.

Dec 14, 2022

feet and calves are killing me I've been looking for something for a long time and Bam here it is Bala been taking it for about a 2 weeks now and what a difference I drink 2 a day man love this stuff can't wait to try the mixture of flavors thanks guys stay safe and God Bless 😁🙏🇺🇸

Greg D.

May 14, 2024


SUGAR FREE
ZERO CARBS
KETO
Bala
triple enzyme activation
SUPPORTS MUSCLE RECOVERY*






★★★★★

Wowed

I work out hard and have taken many different supplements. I tried Bala thinking it would help me with recovery from workouts at age of 63. Due to some wear and tear over the years my left knee has some degree of chronic inflammation. After 3 days of Bala it has improved significantly . I had forgotten it could help with inflammation and was trying to figure out why it was better and finally concluded it was Bala. Sometimes life pleasantly surprises you. I highly recommend this product. Tastes good and I drink it daily

Steve L.

Apr 16, 2024

Subscribers stay with us for much longer than other products in our category - a testament to our formula and great taste!



68% of Bala subscribers stay with us for 12+ months

more than 2.2x the industry standard!

 **Founded by doctors, backed by CPG experts with successful exits**

Before founding Bala Enzyme, we built and sold one of Southern California's leading dental surgery practices, treating more than 40,000 patients. We honed our expertise in natural recovery through clinical research on plant-based enzymes and their healing properties. Today, we're leveraging our medical research, clinical experience, and entrepreneurial expertise in creating Bala Enzyme. Our leadership team is complemented by some of the top minds in foods and beverages with investors, advisors, and board members bringing crucial insights from companies like Poppi, Coca-Cola, Vitamin Water, and Vita Coco.

Bala Team





Dr. Farnoush Fadavi

Founder & President

20+ years as a dental surgeon with successful exit, clinical instructor

  



Dr. Arash Aftabi

Founder & CEO

20+ years as a dental surgeon, enzyme therapy researcher

 



Jeff Rubenstein

Sales & Marketing Advisor

Experienced sales & marketing executive in beverage industry

   



Ken Sadowsky

Advisory Board Member & Investor

Director & advisor of many leading beverage companies

 

SKU Mentor Team

   

Sarah Remy	**Kim Curtis**	**Chris Rowe**	**Mathias Ihlenfeld**
Marketing	Marketing	Technology	Sales



Fall 2024 SKU Graduate

   

   

   



🧪 Inflammation & dehydration relief is a massive $180B market opportunity



Anti-Inflammatory Therapeutic

$130B

Our White Space Opportunity

Bala

RTD Electrolytes

Powdered Hydration



Electrolytes
$40B

Hydration
$10B

Total Market

$180B

9% Compound Annual Growth Rate

Consumers are connecting the dots on how modern life is negatively impacting their health: That awareness is driving demand for products aimed at reducing inflammation and dehydration, which is why we're sitting at the intersection of three massive rapidly growing markets.

📊 2,000,000 doses sold and we're growing quickly online

We've sold our products to 100,000+ happy customers, generated $1.5M in cumulative sales, and today our products can be found in retailers across the country.

We're especially proud of what we've been able to achieve online, as our average customer acquisition cost (CAC) is incredibly low compared to our lifetime customer value (LTV), reflecting that subscribers are with us for a long time.

Superior Unit Economics

| 66% | $15.08 | $31 | $257 | 14X+ | 32% |

Online sales accounted for 70% of revenue in 2024. This is also our most profitable channel with sales on Amazon growing quickly, up 69% over the past year.



amazon

Bala enzyme.com

Rapid eCommerce Revenue Growth

69%
49%
22%

2022   2023   2024

Repeat Customer Rate

Industry Average: **30%**

35%

2023 - 2024

We're hyper-focused on growing subscriptions and returning customers, driven by our digital store which simplifies reordering and builds customer loyalty. Today 35% of our online orders are from repeat customers and 45% of our revenue comes via subscriptions.

Our subscription revenue is increasing

24%   35%   40%

Q1 2023
Q1 2024
Q1 2025

*Subscription revenue as a % of total revenue

Omni-channel strategy captures diverse revenue streams

While the digital channel is growing, expanding retail is critical. Physical shelf-space lets us showcase our products and build brand equity - greatly complementing our online strategy.



Bala
PLANT-BASED
TOTAL BODY WELLNESS
Rooted in Nature, Backed by Science.
www.balaenzyme.com
Get More Out of
Hydration With Bala
Rehydrate, Recover, Relieve.
www.balaenzyme.com

And our channel expansion strategy is well underway: We're already in 2,000 natural grocery retailers, and we're at a critical inflection point: major conventional grocery chains like Kroger, Publix, Target, and Whole Foods Market are reviewing Bala for nationwide placement.

Natural retailers across America partner with Bala


THRIVE MARKET
Yoke's Fresh Market
LAZY ACRES natural market
Bristol Farms
plum market
MOM MOM's Organic Market
Marlene's Market & Deli
Kimberton
Harvest Market Natural Foods
EARTH FARE HEALTHY FOOD FOR EVERYONE
MOTHER'S MARKET & KITCHEN
FRESH THYME MARKET
AKIN'S Natural Foods
Clark's Nutrition & Natural Foods Market
CHAMBERLIN'S
New Frontiers natural marketplace
GREENACRES MARKET Your healthy food experts
Raley's
United supermarkets
GOOD EARTH NATURAL FOODS
HARMONS NEIGHBORHOOD GROCER
EARTH ORIGINS MARKET natural choices, better health
roots market
MARKET OF CHOICE
H-E-B
Ann's
target

But our vision goes beyond natural grocery retailers - targeting the massive club channel with retailers like Costco and the extensive drug channel with chains like CVS, which alone has over 9,000 stores nationwide. If we're able to land just a couple of these retailers, it'll be game-changing in terms of revenue acceleration.

We will be doing $35M+ in sales in 5 years

	2024	2025	2026	2027	2028	2029
Revenue	$450K	$1.5M	$5M	$9M	$17M	$35M
Gross Margin	59%	59%	59%	63%	67%	71%
Retail Stores	1,650	2,000	5,250	7,400	14,700	20,000+

*Future revenue projections not guaranteed

Higher volumes will drive more efficient economies of scale – lower production costs, reduced shipping expenses, and decreased overhead – which we expect will increase our gross margin from 59% to 71% by 2029.



By 2029, retail sales is projected to constitute 80% of our total revenue
Retail
Online
$130K
$320K
$7M
$28M
2024
2029

Forward-looking projections are not guaranteed.

We expect retail to eventually constitute a majority of our revenue. Part of our sales will be fueled by new product launches and we've got a number of exciting releases in the pipeline.

Robust innovation pipeline

New Enzyme Formulations

Immune Support

New Flavors

Ready to launch



Brain Health

New Forms

- Capsule
- Gummies
- Multi-serve Canister
- Ready to Drink

We have several new innovations in the pipeline, including new product formats such as capsules and gummies to complement our existing portfolio. Even more exciting, we've developed new enzyme formulations targeting immune support and brain health – high-growth markets with substantial consumer demand and currently limited competition. These extensions leverage our scientific expertise while expanding our reach into complementary wellness categories.

 Transactions in our space are heating up with multiple $B deals

The functional beverage acquisition market is HOT - but it won't stay that way. Major beverage giants like PepsiCo and Unilever are aggressively acquiring innovative brands, with Poppi commanding $1.95B and Liquid I.V. $500M. These companies are strategically filling limited category slots in their portfolios. The time to act is NOW.



$5.6B

BA Sports Nutrition acquired by

$1.95B

Poppi acquired by

$1.8B

Alani Nu acquired by

Coca-Cola PEPSICO CELSIUS

GHOST
GAMER

LEMON LIME · CITRON-LIME
16
LIQUID IV
HYDRATION MULTIPLIER

$1B

Ghost Nutrition acquired by

Keurig Dr Pepper

$500M

Liquid IV acquired by

Your investment helps accelerate our expansion - by scaling our retail footprint, launching our immunity line, and expanding online sales, you're securing a position in what could be the next major functional beverage acquisition.

Join our movement: Invest in Bala, the plant-based recovery revolution



SUGAR FREE
ZERO CARBS
KETO
Bala
10



Bala
triple enzyme activation
The Next Level of Hydration
BROMELAIN + TURMERIC + PAPAIN
triple enzyme activation
PINEAPPLE

Bala sits at the powerful intersection of science-backed wellness and real human needs. Our patent-pending formula, passionate customer base, and expanding retail presence have positioned us for extraordinary growth.

This is your chance to be part of a true wellness revolution - a movement that's changing how people recover, rehydrate, and thrive every day.

Invest in Bala today!
Bala
triple enzyme activation
Bala

Downloads

Bala Enzyme Pitch Deck - final.pdf